FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)



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1. Name and Address of Reporting Person*/    2. Issuer Name and                   /      6. Relationship of Reporting
                                        /    Ticker or Trading Symbol             /         Person(s) to Issuer
                                        /                                         /         (Check all applicable)
                                        /   ThermoGenesis Corp. and KOOL          /           X   Director      ---    10% Owner
Howell,        David                    /                                         /          ---  Officer       ---    Other
                                        /                                         /          (give title below) (specify below)
(Last)        (First)    (Middle)       /                                         /
----------------------------------------/-----------------------------------------/-------------------------------------------------
                                        / 3. I.R.S.             4. Statement for  /
                                        /  Identification          (Month/Year)   /
                                        /  Number of Reporting                    /
                                        /  Person, if an            01/2002       /
----------------------------------------/  Entity                -----------------/
                                        /  (Voluntary)                            /
                                        /                                         /
c/o ThermoGenesis Corp.                 /       --                                /        7.   Individual or Joint/Group Filing
3146 Gold Camp Drive                    /                       5. If Amendment,  /            (Check Applicable Line)
--------------------------------------- /                        Date of Original /         X   Form filed by one Reporting Person
(Street)                                /                         (Month/Year)    /        ---  Form filed by More than One
                                        /                             N/A         /             Reporting Person
                                        /   --------------------------------------/
Rancho Cordova,         CA       95670  /                                         /
--------------------------------------- /                                         /
(City)                (State)   (Zip)   /                                         /
                                        /                                         /
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          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED



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1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
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  Title   / Conversion/ Trans- / Trans- / Nature of /      Date       /    Title      /Price of / Number /  Ownership / Nature of
   of     /    of     / action / action / Derivative/   Exercisable   /     and       / Deriv-  /   of   /   Form of  /  Indirect
Derivative/ Exercise  / Date   / Code   / Securities/       and       /    Amount     /  ative  / Deriv- / Derivative / Beneficial
Security  / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of       / Secur-  / ative  / Security:  / Ownership
(Instr. 3)/ Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-     /  ity    / Securi-/ Direct (D) / (Instr.4)
          / Security  / Year)  /        /   of (D)  /    (Month       /    lying      /         /  ties  / or Indirect/
          /           /        /        / (Instr. 3,/   Day/ year)    / Securities    /         /Benefic-/ (Instr. 4) /
          /           /        /        /  4 and 5) /                 /  (Instr. 3    /         /ally    /            /
          /           /        /        /           /                 /    and 4)     /         /Owned at/            /
          /           /        /------------------------------------------------------/         /end of  /            /
          /           /        /Code/ V /  (A)  /(D)/ Date   /  Expir-/ Title /Amount /         / Month  /            /
          /           /        /    /   /       /   / Exer-  /  ation /       / of    /         / Instr. /            /
          /           /        /    /   /       /   / cisable/  Date  /       /shares /         /   4    /            /
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Options      $2.34     1/31/02   A    V   4,000      1/31/02   1/31/07  Common  4,000      ----   69,000       D           N/A
to                                                                      Stock
Purchase
Common
Stock
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Warrants                                                                                          19,000       D           N/A
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Warrants                                                                                          59,641       I           General
                                                                                                                           Partner
                                                                                                                           New
                                                                                                                           England
                                                                                                                           Venture
                                                                                                                           Partners
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Explanation of Responses:



**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
Violations.

                                                                              /S/ DAVID HOWELL
                                                                              --------------------------------          -----------
                                                                              David Howell                              Date

 **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.